EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$49,885

Amortization of Debt Premium, Discount and Expense	(41)

Interest Component of Rentals	12

Total Fixed Charges	$49,856

EARNINGS:

Net Income	$90,124

Add:

Income Taxes Applicable to Utility Operating Income	61,230

Income Taxes Applicable to Non-Utility Operating Income	33

Income Taxes Applicable to Other Income (Expenses)-Net	(2,912)

Total Fixed Charges	49,856

Total Earnings	$198,331

Ratio of Earnings to Fixed Charges	4.0